UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								July 20, 2006

Via Facsimile (011 3120 628 7837) and US Mail

R.W.J. Groenink
Chairman of the Managing Board
ABN Amro Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

	Re:	ABN Amro Holding N.V.
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed March 29, 2005
      Response Letters Dated February 27, 2006; June 19, 2006
 		File No. 1-14624

Dear Mr. Groenink:

      We have reviewed your response letter dated June 19, 2006 and have the following comment. After reviewing this information, we may raise additional comments.

General
1. We note your response to comment two of our letter dated April
26,
2006. Prior to filing your Form 20-F with the additional disclosure, please provide us with a copy of the referenced short summary of your current activities in Iran and policies involving Iran.





      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comment. Please file your response letter on EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Todd Schiffman
		Assistant Director
		Division of Corporation Finance
R.W.J. Groenink
ABN Amro Holding N.V.
July 20, 2006
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